15046873

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8-49291

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

GMP Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 Fifth Avenue, Floor 15
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Ilan Lessick (212) 404-8326
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/15

OATH OR AFFIRMATION

I, Ilan Lessick ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GMP Securities, LLC ____________________,as of December 31 ____________________, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None_noted ______________________________

____

____
Signature

Chief Financial Officer – Managing Director

Title

____
Notary Public

ROSHNIE M. RAMPAUL
Notary Public, State of New York
No. 01RA6268761
Qualified in Queens County
Commission Expires 9/17/2016

This report ** contains (check applicable boxes):

[X] (a) Facing Page.

[X] (b) Statement of Financial Condition.

[X] (l) An Oath or Affirmation.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

GMP Securities, LLC
December 31, 2014
With Report of Independent Registered
Public Accounting Firm

GMP Securities, LLC

Statement of Financial Condition

December 31, 2014

Contents

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Report of Independent Registered Public Accounting Firm

The Member of
GMP Securities, LLC

We have audited the accompanying statement of financial condition of GMP Securities, LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Scope

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GMP Securities, LLC at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2015

GMP Securities, LLC

Statement of Financial Condition

December 31, 2014

Assets	
Cash and cash equivalents	$ 5,813,315
Due from brokers and dealers	14,746,956
Securities owned, at fair value	22,113,599
Fixed assets, net of accumulated depreciation and amortization of $625,072	2,906,351
Due from affiliates	1,112,228
Other assets	3,854,757
Total assets	$ 50,547,206
Liabilities and member's equity	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 18,958,628
Accrued compensation	6,920,000
Due to affiliates	178,214
Accrued expenses and other liabilities	1,532,179
Total liabilities	27,589,021
Subordinated notes payable	23,000,000
Member's equity	(41,815)
Total liabilities and member's equity	$ 50,547,206

See accompanying Notes to the Statement of Financial Condition.

GMP Securities, LLC

Notes to Statement of Financial Condition

December 31, 2014

1. Organization

GMP Securities, LLC ("GMP" or the "Company"), a New York limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and a member of Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). It is also registered in Canada as an Exempt Market Dealer. The Company is a wholly owned subsidiary of GMP MTR Acquisition Inc., a Delaware corporation. The Company is ultimately owned by GMP Capital Inc. (the "Parent"), which is publicly listed on the Toronto Stock Exchange in Canada.

GMP is an institutional broker-dealer specializing primarily in fixed income securities (high yield, convertible and emerging market debt) as well as trading in preferred stock and distressed securities. In the course of the year, the Company commenced investment banking services and distributing equity research products out of a new Houston, Texas branch, focusing on the oil and gas, and shipping industries. The Company also received FINRA approval to undertake firm commitment underwritings to facilitate the role out of the investment banking services offering.

The Company clears its securities transactions on a fully disclosed basis through JP Morgan Clearing Corp. ("Clearing Broker") and is therefore exempt from the requirement of SEC Rule 15c3-3 under paragraph k(2)(ii).

2. Significant Accounting Policies

The accompanying statement of financial condition has been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") and in accordance with Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board.

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from those estimates.

All securities transactions and related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are recorded at fair value. All resulting realized and unrealized profit or loss are reflected in Member's equity.

2. Significant Accounting Policies (continued)

Commission revenue and related expenses arising from customer securities transactions are recorded on a trade-date basis. Interest income and expense are recorded on an accrual basis. Dividend income is recorded at the ex-dividend date.

Investment banking revenues include fees earned from providing merger and acquisition advisory services. Investments banking fees are recorded when services for the transactions are determined to be completed and the revenue is deemed reasonably determinable. . Transaction-related expenses are deferred and recognized in the same period as the related investment banking revenue. In the event that the transaction is not completed, the costs associated with the investment banking services will be expensed.

The carrying value of substantially all of the Company's financial assets and liabilities that are not carried at fair value on the statement of financial condition will approximate the fair value generally due to their short-term in nature or since they are highly liquid. This includes cash and cash equivalents, due from brokers and dealers, and due from/due to affiliates. Cash and cash equivalents would be classified as Level 1 and due from brokers and dealers and due from/due to affiliates would be classified as Level 2 within the fair value hierarchy.

At December 31, 2014, the estimated fair value of the subordinated notes payable approximated the carrying value. The subordinated notes were valued using a discounted cash flow model. Management estimated the yield a third party would expect to receive for the Company's subordinated notes payable as an assumption to the discounted cash flow analysis. These financial instruments would be classified as Level 3 within the fair value hierarchy.

The Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents. As of December 31, 2014, there were no investments classified as cash equivalents.

Monetary assets and liabilities denominated in foreign currencies are remeasured into U.S. dollars at the applicable year–end exchange rate. Foreign currency transaction revenues, expenses, gains and losses are measured at the rates of exchange prevailing on the dates of the transactions. Foreign currency remeasurement gains and losses on security transactions and all other remeasurement gains or losses are reflected in income.

2. Significant Accounting Policies (continued)

Office furniture, equipment, capitalized software, and leasehold improvements are carried at cost less accumulated depreciation and amortization. All assets, except for leasehold improvements, are depreciated on a straight-line basis over their estimated useful lives ranging from three to five years. Leasehold improvements are amortized over the shorter of their useful life or the term of the lease. .

Certain key employees of the Company participate in Share Incentive Plans in which the employees are entitled to receive common shares of the Parent upon satisfaction of specified vesting conditions. These awards are accounted for as equity awards under ASC 718, *Compensation – Stock Compensation*, on the books of the Company. The value of such awards is initially determined at grant date. See Note 13, share incentive plan for further details of the plan.

The Company has a defined contribution retirement plan (the "Plan") under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. Eligible employees may contribute amounts to the Plan, via payroll withholding, subject to Internal Revenue Service retirement plan contribution limitations.

GMP had a cost sharing arrangement in place with Miller Tabak & Co, LLC ("MT"), a former member of the Company. Under this arrangement, MT and the Company agree to share the costs of compensation expenses related to certain administrative and clerical functions.

The Company is a single member limited liability company and, for income tax purposes, is disregarded as an entity separate from its owner, GMP MTR Acquisition Inc., pursuant to U.S Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). As such, the results of the Company's operations are included in those of GMP MTR Acquisition Inc.'s Federal and state and local.

income tax returns. However, GMP MTR Acquisition Inc does not allocate a portion of the consolidated income taxes to the Company as if the Company were a separate income taxpayer. Therefore, no provision for income taxes is provided in the Company's statement of financial condition.

In accordance with ASC 820, *Fair Value Measurements and Disclosures*, the Company discloses the fair value of its securities positions in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities, (Level 1 measurements) and the lowest priority to unobservable inputs that are significant to the valuation (Level 3 measurements). Market price observability is impacted by a number of factors, including the

2. Significant Accounting Policies (continued)

type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted

prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

The Company's securities positions measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 – Pricing inputs that reflect unadjusted quoted market prices that are available in active markets for identical assets or liabilities as of the reporting date.

Level 2 – Pricing inputs other than quoted market prices in active markets, or which are either directly or indirectly observable for the asset or liability as of the reporting date.

Level 3 – Pricing inputs that are unobservable for the asset or liabilities and include situations where there is little, if any, market activity or liquidity at the reporting date. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instruments. See Note 5 for additional information related to the Company's fair value measurements with respect to the Company's securities owned and securities sold, not yet purchased, at fair value.

Changes in valuation techniques may result in transfers in or out of an investment's assigned level as described above.

3. Due From Brokers and Dealers

Due from brokers and dealers primarily includes realized profits, proceeds from securities sold short, net receivables and payables arising from unsettled transactions, commissions and claims with the Clearing Broker.

Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. Margin debt is generally collateralized by certain positions of the Company's

securities owned, although at December 31, 2014, the Company had no margin debt. It is the Company's policy to monitor the credit standing of the Clearing Broker with whom it conducts its business.

4. Net Capital Requirements

GMP is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, GMP had net capital of $11,271,977, which was $10,708,498 in excess of the amount required. The Company's net capital ratio was 0.7498 to 1.

Proprietary accounts held at the Clearing Broker ("PAB Assets") are considered allowable assets in the computation of Net Capital pursuant to the PAB reserve computation set forth in SEC Rule 15c3-3, which requires, among other things, that the Clearing Broker perform a computation for PAB Assets set forth in SEC Rule 15c3-3.

Certain advances, distributions and other equity withdrawals are subject to notification and restriction provisions of the SEC's Uniform Net Capital Rule.

5. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

The Company's policy is to assess the fair value hierarchy of each security position and to recognize transfers between levels at the end of each reporting period. During the 12 months ended December 31, 2014, the Company did not have any significant transfers of securities owned, at fair value and securities sold, not yet purchased, at fair value between Levels 1 and 2 of the valuation hierarchy.

The following table summarizes the fair value of the Company's securities owned and securities sold, not yet purchased, at fair value within the fair value hierarchy at December 31, 2014:

	Level 1	Level 2	Level 3	Total
Securities owned, at Fair Value				
Corporate Bonds	$ –	$ 5,029,829	$ –	$ 5,029,829
Foreign Corporate Bonds	–	12,178,357	–	12,178,357
Equity and Preferred Securities	4,400,143	311,527	–	4,711,670
Derivatives	123,375	70,368	–	193,743
	$ 4,523,518	$ 17,590,081	$ –	$ 22,113,599
Securities sold, not yet purchased, at Fair Value				
Corporate Bonds	$ –	$ 1,808,451	$ -	$ 1,808,451
Foreign Government Debt	–	160	–	160
Foreign Corporate Bonds	–	9,730,795	–	9,730,795
Equity Securities	7,419,222	-	–	7,419,222
	$ 7,419,222	$ 11,539,406	$ -	$ 18,958,628

The fair value of the corporate bonds, foreign corporate bonds, and foreign government debt are based on their last transaction price or quoted prices of similar financial instruments. The Company classified these instruments as Level 2 within the fair value hierarchy.

The fair value of equity and preferred securities and derivatives are based on unadjusted quoted prices from markets in which the securities or derivative contracts are traded by the Company. To the extent these equity securities and preferred securities are not actively traded, the Company classified these instruments as Level 2 of the fair value hierarchy.)

At December 31, 2014, the derivatives balance consists of a Level 1 exchange listed United States Oil Fund LP put option, which the Company executed to hedge against a bond position.

6. Fixed Assets

At December 31, 2014, fixed assets comprise of the following:

	Leasehold Improvements	Furniture and Fixtures	Equipment	Capitalized Software	Total
Cost	$1,761,060	$740,286	$701,606	$328,471	$3,531,423
Accumulated Depreciation and amortization	77,318	75,252	192,418	280,084	625,072
Net Book Value	$ 1,683,742	$ 665,034	$ 509,188	$ 48,387	$ 2,906,351

All fixed assets abandoned and/or disposed of in the move to new premises in New York City had been fully depreciated.

7. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

From time to time, GMP may trade various financial instruments and enter into various investment activities with off-balance-sheet risk, including securities sold, not yet purchased.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that GMP, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition.

The Company maintains cash balances with several financial institutions. Certain account balances may not be covered by the FDIC, while other accounts, at times, may exceed federally insured limits. The Company does not anticipate any losses or risks with respect to the concentration of cash balances maintained with such financial institutions. At December 31, 2014, all of the Company's due from brokers and dealers and securities owned are held at the Company's Clearing Broker and therefore are subject to the credit risk of the Clearing Broker.

ASC 460, *Guarantees*, requires the disclosure of information about obligations under certain guarantee arrangements. In this regard, GMP has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the Clearing Broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through to the settlement date. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the securities transactions introduced by the Company. At

December 31, 2014 and during the year then ended, there were no amounts required to be indemnified to the Clearing Broker for the customer accounts.

8. Contingencies

From time to time in the normal course of business, the Company may be a party to various litigation matters and regulatory inquiries. While the ultimate legal and financial liability of the Company, if any, with respect to such matters cannot be estimated with certainty, the Company believes, based on its examination of such matters, that such ultimate liability would not have a material adverse effect on the financial condition, results of operations or cash flows of the Company. At December 31, 2014, no litigation was pending against the Company.

9. Commitments

The Company is committed to pay rent for office space under non-cancelable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. In 2011, the Company renewed its New York lease for an additional ten years, which included a Landlord Termination Right. In 2013 the Landlord exercised this Right with requisite notice given and the lease was consequently terminated on December 31, 2014. As stipulated in this lease arrangement, the last six months of the lease was rent free. The Company entered into a lease for new office space in New York with a different landlord. This lease commenced on November 7, 2014. Lease payments under the new lease are guaranteed by the Company's ultimate parent, GMP Capital Inc. In addition, an amount of $902,360 on deposit with Bank of America was pledged as security in return for an irrevocable standby letter of credit issued by Bank of America, not exceeding this amount, with the New York City Landlord the named beneficiary (See Note 15). In addition the Company signed lease agreements during 2014 for office space in Houston and Connecticut. Rent expense is accounted for on a straight-line basis over the term of the leases. Three to five months of rent abatements were granted in all the new lease agreements. All lease agreements contain a renewal option to extend the lease arrangements at prevailing market rates. The lease agreement of Houston provided the Company with an improvement allowance in connection with the installation of the leasehold improvements.

Expected minimum annual rental payments under all current operating lease agreements are as follows:

Year	Amount
2015	$ 1,694,130
2016	1,976,688
2017	1,951,628
Thereafter	11,822,321
Total	$ 17,444,767

10. Related Party Transactions

GMP has entered into a Services Agreement with an affiliate, Griffiths McBurney Corp. ("GMC"), a SEC and FINRA registered broker dealer, whereby GMP provides facilities, administrative and payroll services to employees of GMC working out of GMC's New York City branch. Under this arrangement, the Company is reimbursed for the direct administrative costs associated with, and paid on behalf of GMC for these activities. Additionally, the Company is also reimbursed for certain indirect costs which are allocated at a monthly rate of $1,200 per employee of GMC. This monthly allocated fee includes, but is not limited to, communications cost, miscellaneous office supplies, and facilities usage. At December 31, 2014, there was no balance owed to GMP for these activities.

The Company participates in a revenue sharing agreement with certain affiliates (GMP Securities L.P., GMP Securities Europe LLP, and GMP Securities Australia Pty Limited). Pursuant to the terms of the agreement, the Company receives from or owes to its affiliates certain revenues generated from its participation as a distribution channel to its customers of certain newly issued securities that were underwritten by its affiliates; or for other advisory services performed for or by affiliates. As of December 31, 2014, the receivables from these affiliates amounted to $0 and the amounts due to affiliates amounted to $56,250. The payable balance is included in due to affiliates on the statement of financial condition. These amounts are billed monthly and settled thereafter.

Affiliates, on occasion, settle invoices with vendors on behalf of other affiliates and recover these disbursements, at cost, through monthly billings. At December 31, 2014, the Company had a payable balance of $121,964 to affiliates related to these arrangements and is included in due to affiliates on the statement of financial condition.

In accordance with the escrow and lock-up agreement ("Escrow and Lock-up Agreement"), as part of the share incentive plan (see note 13), to the extent that the participants on the plan elected to have the equivalent value of shares canceled, the Parent is responsible to pay on behalf of the Company's employees, the taxes due when the employee receives their vested shares. During the year ended December 31, 2014, the Company paid $968,181 of the taxes due for

vested shares, on behalf of the Parent. This total receivable balance is included in due from affiliates on the statement of financial condition.

11. Member's Equity

In 2014, GMP made one distribution to its member totaling $306,235. This was less than the statutory amount required to be reported to regulators.

12. Subordinated Notes Payable

The Company has subordinated notes payable to its sole member, GMP MTR Acquisition Inc. consisting of the following term loans.

Date of Note	Amount	Maturity Date	Interest Rate	Annual Interest
September 26, 2011	$3,000,000	September 26, 2015	5.00%	$150,000
December 19, 2012	$2,500,000	December 19, 2015	8.50%	$212,500
December 19, 2012	$2,500,000	December 19, 2016	8.50%	$212,500
December 27, 2013	$6,000,000	December 27,2015	8.50%	$510,000
December 27, 2013	$4,000,000	December 27, 2017	8.50%	$340,000
December 19, 2014	$5,000,000	December 19, 2017	8.50%	$425,000
TOTAL	$23,000,000			$1,850,000

The Company has the default option to extend each of the above loans for an additional year and has done so accordingly. All loans are due at maturity date unless extended for an additional year.

All subordinated notes payable have been approved by FINRA, and are subordinated to all existing and future claims of all non-subordinated creditors of the Company and are included in the Company's net capital under the SEC's Uniform Net Capital Rule. The notes may be repaid only if, after giving effect to such repayment, the Company meets its net capital requirements.

13. Share Incentive Plan A

GMP awarded common shares of the Parent (the "retention shares") to key employees (the "retention shareholders") of the Company upon its successful closing of the acquisition of the Company on September 26, 2011. The cost of the share awards of $13,511,973 was measured based on the closing stock price of the Parent shares on the Toronto Stock Exchange at grant date on September 26, 2011, which represents grant date fair value. A total of 1,852,789 retention shares were reserved for issuance in accordance with the Escrow and Lock-Up Agreement of the Company and the retention shareholders.

The stock-based compensation expense associated to these awards is recognized on a graded vested method approach over a four year vesting period as a non cash flow charge to the Company's current period earnings, which is the period over which all the specified vesting conditions are satisfied, with a corresponding increase to equity. On September 26, 2014, the third tranche of shares vested and was released to the retention shareholders in accordance with the plan.

A summary of the status of the Company's share incentive plan that have non-vested awards as of December 31, 2014, and changes during the year ended December 31, 2014, is presented below:

Year	Number of Shares	Amount
Non-vested at January 1, 2014	843,019	$ 6,147,947
Granted	-	-
Vested	(480,183)	(3,501,866)
Forfeited	(15,440)	(112,601)
Non-vested at December 31, 2014	347,396	$ 2,533,480

No new share awards were granted during the year.

14. Share Incentive Plan B (Restricted Stock Units)

During the year ended December 31, 2014, GMP introduced a Share Incentive Plan ("SIP") available to certain employees ("Participants"). As part of this plan, GMP awarded restricted share units ("RSU") which are equity-settled awards and vest over a defined period or on the attainment of defined revenue targets. During the vesting period, dividend equivalents accrue to the Participants in the form of additional share units.

During the year-ended December 31, 2014, there were 220,723 RSUs awarded to Participants with a fair value of $1,775,000. The numbers of RSUs was determined based on the five date average closing price of GMP's shares on the grant date.

The stock-based compensation expense associated to these awards is recognized on a straight line method approach over the vesting period as defined in the RSU plan, as a non cash flow charge to the Company's current period earnings, with a corresponding increase to equity. The number of non-vested RSUs at December 31, 2014 was 222,957 which includes dividend equivalents accrued. During the year, no RSUs were forfeited.

15. Share Purchase Forgivable Loans

In 2014, the Company made additional advances of loans to certain employees to finance their purchase of common shares of the Parent. At December 31, 2014, the carrying value of these loans was $2,526,392, which is included in other assets on the statement of financial condition. The value of the Parent's common shares pledged by the employees to the Company was $3,197,163. These loans bear interest at prime rate and the loan principal is forgiven on a specified anniversary of the grant, (usually the fourth year) or on the attainment of specified revenue targets. If they cease to be an employee of GMP prior to the specified grant date or revenue target, the loans, including accrued interest, are required to be paid in full by the employee.

16. Assets Pledged as Security for Letters of Credit / Lines of Credit

In terms of the Company's New York lease agreement, an amount of $902,360 on deposit with Bank of America was pledged as security in return for an irrevocable standby letter of credit issued by Bank of America, not exceeding this amount, with the New York City Landlord the named beneficiary. This Letter of Credit expires on April 15, 2015 and will be renewed for the same amount accordingly with the same security arrangement. A letter of credit is required to be in place for the duration of the lease which expires in 2025.

An amount of $100,000 on deposit with Bank of America was pledged as security for corporate credit card lines provided by the Bank of America.

17. Subsequent Events

The Company has evaluated subsequent events through February 27, 2015, the issuance date of the statement of financial condition.

The Company has determined that there are no other material events that would require disclosure in the statement of financial condition.